Factor Capital Management, LLC

25 Deforest Avenue

Summit, New Jersey 09701

September 3, 2013

Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:      FactorShares 2X: S&P500 Bull/TBond Bear

Form 10-K for fiscal year ended December 31, 2012

Filed March 26, 2013

File No. 1-35087

FactorShares 2X: S&P500 Bull/USD Bear

Form 10-K for fiscal year ended December 31, 2012

Filed March 26, 2013

File No. 1-35089

FactorShares 2X: TBond Bull/S&P500 Bear

Form 10-K for fiscal year ended December 31, 2012

Filed March 26, 2013

File No. 1-35088

Dear Mr. Woody:

We reference the response letter from Victor T. Chiu, Esq. of Sidley Austin LLP dated August 29, 2013 (the “Response Letter”), with respect to your comment letter dated August 20, 2013 addressed to Ms. Mary Byra, Principal Financial Officer of Factor Capital Management LLC, the managing owner (the “Managing Owner”) of FactorShares 2X: S&P500 Bull/TBond Bear, FactorShares 2X: S&P500 Bull/USD Bear and FactorShares 2X: TBond Bull/S&P500 Bear (individually, a “Fund,” collectively, the “Funds”) in connection with the above-referenced matter.

With respect to the Response Letter, the Managing Owner, on behalf of the Fund, acknowledges that:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

September 3, 2013

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any further questions or comments, please do not hesitate to call me at (908) 897-0511.

Very truly yours,

/s/Mary Byra
Mary Byra
Principal Financial Officer